INTERMUNE, INC.

3280 BAYSHORE BOULEVARD

BRISBANE, CALIFORNIA 94005

July 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Johnny Gharib

Re:	InterMune, Inc.
Registration Statement on Form S-3 (Registration No. 333-189467)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-189467) (the “Registration Statement”) of InterMune, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on July 18, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark V. Roeder at (650) 463-3043.

The Company acknowledges the following:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

INTERMUNE, INC.

By:	/s/ John Hodgman
John Hodgman
Executive Vice President of Finance Administration and Chief Financial Officer